

One Corporate Center
Rye, NY 10580-1422
Tel. (914) 921-7732
Fax (914) 921-5384
pgoldstein@gabelli.com

GAMCO Asset Management Inc.

June 18, 2009

Via Overnight Delivery

Mr. James T. Holden
Secretary
Coachmen Industries, Inc.
2831 Dexter Drive
Elkhart, Indiana 46515

Re: Shareholder Proposal

Dear Mr. Holden:

I am enclosing on behalf of GAMCO Asset Management Inc. ("GAMCO"), a shareholder proposal and supporting statement. Under Rule 14a-8 of the Securities Exchange Act of 1934, we are requesting that Coachmen Industries, Inc. ("Coachmen") include the proposal in its proxy statement for the 2010 Annual Meeting of Shareholders. GAMCO is proposing a resolution that urges the shareholders to vote to request that the Board of Directors redeem the common share purchase rights issued pursuant to the Rights Agreement, dated as of January 5, 2000.

Currently, GAMCO beneficially owns with the power to vote 843,869 shares of the Common Stock of Coachmen. According to our information, this represents 5.18% of the outstanding Common Stock. Attached as Exhibit A are the following filings made to the U.S. Securities and Exchange Commission on behalf of GAMCO reflecting GAMCO's beneficial ownership of the Common Stock of Coachmen:

Schedules 13F for the period March 31, 2008 through September 30, 2008;
Schedule 13D dated December 11, 2008;
Schedule 13D Amendments dated December 29, 2008 through May 14, 2009.

These Schedules reflect that GAMCO has been the beneficial owner of at least $2,000 in market value or 1% of the voting securities of Coachmen since prior to June 18, 2008. These Schedules also are available in the EDGAR database on the web site of the Securities and Exchange Commission, www.sec.gov.

Also enclosed is a Certification on behalf of GAMCO. It attests that GAMCO has been a beneficial owner of at least $2,000 in market value or 1% of the

James T. Holden
June 18, 2009
Page 2

Common Stock of Coachmen from prior to June 18, 2008 through the present. It also certifies that GAMCO intends to continue its beneficial ownership of such securities through the date on which Coachmen holds its 2010 Annual Meeting of Shareholders.

GAMCO has no material interest in this proposal other than as a shareholder of Coachmen. GAMCO has no agreements or understandings with an associated person with respect to this proposal. GAMCO has not engaged in any hedging or similar transaction that has the effect or intent of increasing or decreasing its economic risk or voting power with respect to the Common Stock of Coachmen.

If you require any additional information, please do not hesitate to contact me at (914) 921-7732.

Sincerely,



Peter D. Goldstein
Director of Regulatory Affairs

PDG:km

Enclosures

AFFIDAVIT OF DOUGLAS R. JAMIESON

STATE OF NEW YORK   )
)   ss.:
COUNTY OF WESTCHESTER   )

Douglas R. Jamieson, being duly sworn, deposes and says:

1.   I am President and Chief Operating Officer of GAMCO Investors, Inc. ("GBL"). I am fully familiar with the facts set forth herein and am authorized to make this affidavit on behalf of GAMCO Asset Management Inc. ("GAMCO"), a wholly-owned subsidiary of GBL. I submit this affidavit in connection with the shareholder proposal submitted herewith by GAMCO for inclusion in the proxy statement of Coachmen Industries, Inc. ("Coachmen") for Coachmen's 2010 Annual Meeting of Shareholders.

2.   GAMCO has been beneficial owner of at least 1% or $2,000 in market value of the outstanding Common Stock of Coachmen throughout the period from prior to June 18, 2008 through the date hereof. GAMCO intends to continue to be the beneficial owner of such voting securities through the date on which Coachmen's 2010 Annual Meeting of Shareholders is held. A representative of GAMCO intends to appear in person or by proxy at the meeting to bring up the matter specified in this notice.



Douglas R. Jamieson

Sworn to before me this
18th day of June 2009

_____
Notary Public

SHAREHOLDER PROPOSAL

RESOLVED: *that the shareholders of COACHMEN INDUSTRIES, INC. (the "Company") request that the Board of Directors redeem the common share purchase rights issued pursuant to the Rights Agreement, dated as of January 5, 2000, unless the holders of a majority of the outstanding shares of Common Stock approve the issuance at a meeting of the shareholders held as soon as practical.*

SUPPORTING STATEMENT

On January 5, 2000, the Board of Directors entered into a Rights Agreement. The Rights represent a corporate anti-takeover device, commonly known as a "poison pill." Absent Board intervention, the Rights are exercisable when a person or group acquires a beneficial interest in 20% or more of the Common Stock of the Company. Once exercisable, the Rights entitle holders to purchase shares of the Company's Common Stock.

We oppose the use of Rights to prevent a potential bidder from effecting any merger or tender offer that is not approved by the Board of Directors. A poison pill stops a potential bidder from taking their offer directly to the shareholders even if an overwhelming majority would have accepted the offer. The potential bidder must instead negotiate with management, and a Board or management may sometimes have interests that conflict with interests of the shareholders. In effect, the pill allows a Board to arrogate to itself the sole right to determine what price a potential buyer must pay to acquire the entire company. The power of shareholders to accept an offer by a potential bidder provides an important check and balance on management and the Board in their stewardship of the shareholders' interests. We believe the shareholders should retain the right to decide for themselves what represents a fair price for their holdings.

WE URGE SHAREHOLDERS TO VOTE IN FAVOR OF THIS PROPOSAL.

Exhibit A.

Schedules 13F for the period March 31, 2008 through September 30, 2008 and Initial Schedule 13D and Amendments 1 through 7 in Exhibit A, filed on December 11, 2008, December 29, 2008, January 12, 2009, February 9, 2009, February 27, 2009, April 22, 2009, April 29, 2009 and March 14, 2009, respectively (complete filings available on EDGAR).